UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

ORUKA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

687604108

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr, Esq.
Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111
(415) 393-8373

August 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,611,255(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,611,255(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,255(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IA

(1)

The securities include (a) 363,614 shares of common stock, $0.001 par value per share (the “Common Stock”) and 3,674,333 shares of Common Stock issuable upon conversion of 44,092 shares of Series B non-voting convertible preferred stock, par value $0.001 per share (the “Series B Preferred Stock”) directly held by Fairmount Healthcare Fund II L.P. (“Fund II”) and (b) 2,573,308 shares of Common Stock directly held by Fairmount Healthcare Co-Invest III L.P. (“Co-Invest”), and exclude 5,297,664 shares of Common Stock issuable upon exercise of Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) and 7,753,833 shares of Common Stock issuable upon conversion of 93,046 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC (“Fairmount”) and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

(2)	Based on 29,398,595 shares of Common Stock outstanding as of August 29, 2024.

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,037,947(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,037,947(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,037,947(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.21%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities (a) include 363,614 shares of Common Stock and 3,674,333 shares of Common Stock issuable upon conversion of 44,092 shares of Series B Preferred Stock, and (b) exclude 5,297,664 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 7,753,833 shares of Common Stock issuable upon conversion of 93,046 shares of the Series B Preferred Stock. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

(2)	Based on 29,398,595 shares of Common Stock outstanding as of August 29, 2024.

1	NAME OF REPORTING PERSON Fairmount Healthcare Co-Invest III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,573,308(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,573,308(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,573,308(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.75%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The securities include 2,573,308 shares of Common Stock.

(2)	Based on 29,398,595 shares of Common Stock outstanding as of August 29, 2024.

1	NAME OF REPORTING PERSON Peter Harwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,611,255(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,611,255(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,255(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include (a) 363,614 shares of Common Stock and 3,674,333 shares of Common Stock issuable upon conversion of 44,092 shares of Series B Preferred Stock directly held by Fund II and (b) 2,573,308 shares of Common Stock directly held by Co-Invest, and exclude 5,297,664 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 7,753,833 shares of Common Stock issuable upon conversion of 93,046 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

(2)	Based on 29,398,595 shares of Common Stock outstanding as of August 29, 2024.

1	NAME OF REPORTING PERSON Tomas Kiselak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Slovak Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,611,255(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,611,255(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,611,255(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The securities include (a) 363,614 shares of Common Stock and 3,674,333 shares of Common Stock issuable upon conversion of 44,092 shares of Series B Preferred Stock directly held by Fund II and (b) 2,573,308 shares of Common Stock directly held by Co-Invest, and exclude 5,297,664 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 7,753,833 shares of Common Stock issuable upon conversion of 93,046 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

(2)	Based on 29,398,595 shares of Common Stock outstanding as of August 29, 2024.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (“Common Stock”), of Oruka Therapeutics, Inc. (f/k/a ARCA biopharma, Inc.) (the “Company”). The address of the principal executive offices of the Company is 855 Oak Grove Avenue, Suite 100, Menlo Park, CA 94025.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount”); (2) Fairmount Healthcare Fund II L.P., a Delaware limited partnership (“Fund II”); (3) Fairmount Healthcare Co-Invest III L.P., a Delaware limited partnership (“Co-Invest”); (4) Peter Harwin; and (5) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount, Fund II, and Co-Invest are collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and Co-Invest and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Company held by Fund II and Co-Invest. Fund II and Co-Invest have delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II’s and Co-Invest’s portfolio, including the shares of Common Stock reported herein. Because Fund II and Co-Invest have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund II and Co-Invest disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount is Fairmount Funds Management GP LLC (“Fairmount GP”). As managing members of Fairmount GP, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Fairmount GP, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Fairmount GP, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)	The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II and Co-Invest, which are each private pooled investment vehicles. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.

(d)(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

Item 3. Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 6,611,255 shares of Common Stock of the Company, which is comprised of (a) 363,614 shares of Common Stock and 3,674,333 shares of Common Stock issuable upon conversion of 44,092 shares of Series B Preferred Stock directly held by Fund II and (b) 2,573,308 shares of Common Stock directly held by Co-Invest, and excludes 5,297,664 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 7,753,833 shares of Common Stock issuable upon conversion of 93,046 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

Item 4. Purpose of Transaction

The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company’s aggregate outstanding shares as of August 29, 2024. The Reporting Persons’ securities include (a) 363,614 shares of Common Stock and 3,674,333 shares of Common Stock issuable upon conversion of 44,092 shares of Series B Preferred Stock directly held by Fund II and (b) 2,573,308 shares of Common Stock directly held by Co-Invest, and exclude 5,297,664 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 7,753,833 shares of Common Stock issuable upon conversion of 93,046 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

Agreement and Plan of Merger and Reorganization

On April 3, 2024, the Company entered into the Agreement and Plan of Merger and Reorganization, dated April 3, 2024 (the “Merger Agreement”), with Oruka Therapeutics, Inc., a Delaware corporation (“Pre-Merger Oruka”), Atlas Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“First Merger Sub”) and Atlas Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Second Merger Sub”). Pursuant to the Merger Agreement, on August 29, 2024, First Merger Sub merged with and into Pre-Merger Oruka, pursuant to which Pre-Merger Oruka was the surviving corporation and became a wholly owned subsidiary of the Company (the “First Merger”). Immediately following the First Merger, Pre-Merger Oruka merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the “Merger”).

After completion of the Merger, Second Merger Sub changed its name to Oruka Therapeutics Operating Company, LLC and the Company changed its name to Oruka Therapeutics, Inc.

Under the terms of the Merger Agreement, at the closing of the Merger (the “Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement, (i) each then-outstanding share of Pre-Merger Oruka common stock (including shares of Pre-Merger Oruka common stock issued in the Oruka pre-closing financing) (as defined below) was automatically converted solely into the right to receive a number of shares of Common Stock equal to the exchange ratio, (ii) each then-outstanding share of Pre-Merger Oruka preferred stock was converted into the right to receive a number of shares of Series B Preferred Stock, which are each convertible into 1,000 shares of Common Stock, equal to the exchange ratio divided by 1,000, (iii) each then-outstanding option to purchase Pre-Merger Oruka common stock was assumed by the Company, subject to adjustment as set forth in the Merger Agreement, (iv) each then-outstanding warrant to purchase shares of Pre-Merger Oruka common stock was converted into a warrant to purchase shares of Common Stock, subject to adjustment as set forth in the Merger Agreement, (v) each in-the-money option to acquire shares of Common Stock that was issued and outstanding (whether vested or unvested) was cancelled and converted into the right to receive an amount in cash equal to the excess (if any) of the volume weighted average closing price of the Common Stock for the five consecutive trading days ending three (3) trading days prior to the closing of the Merger over the option’s exercise price and (vi) each share of Common Stock that was issued and outstanding at the Effective Time remained issued and outstanding in accordance with its terms and such shares, subject to the Company’s reverse stock split effected on August 29, 2024, and was unaffected by the Merger.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Certificate of Designation

On August 29, 2024, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock with the Secretary of State of the State of Delaware (the “Certificate of Designation”) in connection with the Merger. The Certificate of Designation provides for the issuance of shares of Series B Preferred Stock.

Holders of Series B Preferred Stock are entitled to receive dividends on shares of Series B Preferred Stock equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series B Preferred Stock does not have voting rights. However, as long as any shares of Series B Preferred Stock are outstanding, the Company will not, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Series B Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend or repeal any provision of, or add any provision to, its certificate of incorporation or other charter documents in any manner that adversely alters or changes any preference, rights, privileges or powers of, or restrictions provided for the benefit of, the holders of Series B Preferred Stock, (d) issue further shares of Series B Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series B Preferred Stock, (e) at any time while at least 41,219 shares of Series B Preferred Stock remains issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company with or into another entity or any stock sale to, or other business combination in which the stockholders of the Company immediately before such transaction do not hold at least a majority on an as-converted-to-Common Stock basis of the capital stock of the Company, immediately after such transaction or (f) enter into any agreement with respect to any of the foregoing. The Series B Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company.

Each share of Series B Preferred Stock is convertible into 1,000 shares of Common Stock, subject to certain limitations, including that a holder of Series B Preferred Stock is prohibited from converting shares of Series B Preferred Stock into shares of Common Stock if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of shares of Common Stock issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Pre-Merger Oruka executive officers, directors and stockholders as of immediately prior to the Merger, including the Reporting Persons, entered into lock-up agreements with the Company (the “Lock-up Agreements”), pursuant to which such parties agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, currently or thereafter owned, including shares of Common Stock issuable upon conversion of the Series B Preferred Stock issued in exchange for shares of Pre-Merger Oruka preferred stock in the Merger, but excluding, as applicable, shares purchased by Pre-Merger Oruka stockholders in the Oruka pre-closing financing (including any shares of Common Stock issuable upon exercise of Pre-Funded Warrants issued in exchange for pre-funded warrants to purchase shares of Pre-Merger Oruka common stock sold in the Oruka pre-closing financing), until 180 days after the Effective Time.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is provided as Exhibit B to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Subscription Agreement

Concurrently with the execution and delivery of the Merger Agreement, certain new and existing investors of Pre-Merger Oruka entered into a subscription agreement with Pre-Merger Oruka (the “Subscription Agreement”), pursuant to which such investors agreed to purchase shares of Pre-Merger Oruka common stock or, in lieu thereof, Pre-Merger Oruka pre-funded warrants, representing an aggregate commitment of approximately $275.0 million, immediately prior to the closing of the Merger (the “Oruka pre-closing financing”).

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is provided as Exhibit C to the Merger Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the Oruka pre-closing financing, the Company, Pre-Merger Oruka and investors participating in the Oruka pre-closing financing entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company is required to prepare and file a resale registration statement with the U.S. Securities and Exchange Commission within 45 calendar days following the closing of the Merger. Pursuant to the Registration Rights Agreement, the Company is prohibited from filing any other registration statements until all of the registerable securities subject to the Registration Rights Agreement are registered pursuant to an effective registration statement, subject to certain exceptions. The Registration Rights Agreement also provides that the Company is required to pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.4 to this Schedule 13D.

Item 5. Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 29,398,595 shares of Common Stock outstanding as of August 29, 2024. The Reporting Persons’ securities include (a) 363,614 shares of Common Stock and 3,674,333 shares of Common Stock issuable upon conversion of 44,092 shares of Series B Preferred Stock directly held by Fund II and (b) 2,573,308 shares of Common Stock directly held by Co-Invest, and exclude 5,297,664 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 7,753,833 shares of Common Stock issuable upon conversion of 93,046 shares of Series B Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the exercise of the Series B Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series B Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series B Preferred Stock will automatically reduce to 9.99%.

Fairmount is the investment manager or adviser to Fund II and Co-Invest and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and Co-Invest. Other than the Merger, the Reporting Persons have not had any transactions in the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Fairmount Fees

Fairmount is entitled to a fee for managing and advising Fund II based upon a percentage of the net asset value of Fund II, as well as a performance fee if earned, and a performance fee if earned for managing and advising Co-Invest.

Warrant to Purchase Stock

Pursuant to the Subscription Agreement, Fund II purchased Pre-Merger Oruka pre-funded warrants that were exchanged for pre-funded warrants of the Company in the Merger (the “Pre-Funded Warrants”) and that are subject to the terms of such pre-funded warrants (the “Warrant Agreement”) in the amounts disclosed in Item 5. Subject to the Warrant Maximum Percentage limitation described in the following sentence, the Pre-Funded Warrants are exercisable at any time by delivery of notice to the Company and permit Fund II to purchase Common Stock for $0.001 per share (as adjusted from time to time, as provided in the Warrant Agreement). The Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “Warrant Maximum Percentage”), initially 9.9999%, of the number of shares of Common Stock then issued and outstanding. A holder may increase or decrease the Warrant Maximum Percentage by written notice to the Company, provided that any such increase requires at least 61 days’ prior notice to the Company.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement.

99.2	Agreement and Plan of Merger and Reorganization, dated as of April 3, 2024, by and among the Company, First Merger Sub, Second Merger Sub and Pre-Merger Oruka (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed with the SEC on April 3, 2024).

99.3	Certificate of Designation (incorporated by reference to Exhibit 3.9 of the Company’s Form 8-K filed with the SEC on September 5, 2024).

99.4	Form of Registration Rights Agreement, by and among the Company, Pre-Merger Oruka and certain purchasers.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of September 6, 2024.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II L.P.

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE CO-INVEST III L.P.

	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

/s/ Peter Harwin
Peter Harwin

/s/ Tomas Kiselak
Tomas Kiselak